SI



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2017

FACING PAGE
Washington
DC

SEC FILE NUMBER
8-52850

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pavilion Global Markets Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025

(No. and Street)

Montréal	**Québec**	**H3B 4W8**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Giancarlo Farinacci   514-932-7171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

600, de Maisonneuve Blvd. West, Suite 1500	**Montréal**	**Québec**	**H3A 0A3**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Giancarlo Farinacci _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Pavilion Global Markets Ltd. _____ , as
of December 31st _____, 20 16 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Chief Financial Officer
_____
Title

_____
Notary Public   TO782

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pavilion Global Market Ltd.

We have audited the accompanying consolidated statement of financial condition of Pavilion Global Market Ltd. and its subsidiaries as of December 31, 2016 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Pavilion Global Market Ltd. and its subsidiaries as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Pavilion Global Markets Ltd.

Consolidated Statement of Financial Condition

December 31		2016		2015
(Expressed in U.S. dollars)				
Assets				
Current				
Cash and cash equivalents (Note 4)	$	12,199,315	$	11,418,576
Due from clients (Note 6)		6,336,188		9,204,203
Due from brokers (Note 6)		2,965,972		2,963,409
Accounts receivable		431,560		191,869
Income taxes receivable		22,320		-
Securities owned, at fair value (Notes 7 and 13)		349,107		403,618
Due from ultimate parent company (Note 10)		8,288,336		1,824,148
Due from companies under common control (Note 10)		43,743		34,095
Prepaid expenses		173,766		152,444
		30,810,307		26,192,362
Fixed assets, net (Note 8)		795,601		894,566
Intangible assets (Note 9)		197,623		291,116
Deferred tax assets		70,742		64,818
	$	31,874,273	$	27,442,862
Liabilities and Stockholder's Equity				
Current liabilities				
Due to clients (Note 6)	$	3,270,398	$	1,209,283
Due to brokers (Note 6)		5,538,413		9,188,465
Accounts payable, remuneration and accrued expenses		3,015,405		2,948,649
Due to company under common control (Note 10)		12,286		531
Income taxes payable		-		182,459
		11,836,502		13,529,387
Deferred tax liability		96,805		137,559
Deferred lease inducement		449,001		466,741
		12,382,308		14,133,687
Commitments (Note 14)				
Stockholder's equity				
Capital stock				
Authorized				
An unlimited number of common shares without par value				
Issued and outstanding				
42,815 common shares		1,090,708		1,090,708
Additional paid-in capital		226,084		226,084
Retained earnings		19,076,614		13,270,086
Accumulated other comprehensive (loss) income		(901,441)		(1,277,703)
		19,491,965		13,309,175
	$	31,874,273	$	27,442,862

Subsequent Events (Note 16)

On behalf of the Board

_____ Director   _____ Director

Pavilion Global Markets Ltd.
Notes to Consolidated Statement of Financial Condition
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and financial advisory services internationally. The Company is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), the London Stock Exchange plc ("LSE") and the Nasdaq Stock Market LLC ("NASDAQ"), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in the Toronto Stock Exchange Inc. and the TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Brockhouse Cooper Consulting Services Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the statement of financial condition at carrying value which approximates fair value due to their short-term nature.

SECURITIES OWNED

Securities owned are carried in the consolidated statement of financial condition at fair value with changes in fair value recognized in the consolidated statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable and accounts payable, remuneration and accrued expenses are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short-term to maturity, fair value and amortized cost are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Depreciation is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 years straight-line
Furniture and fixtures	20% declining balance
Leasehold improvements	Term of lease

Maintenance and repairs are charged to operations when incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Pavilion Global Markets Ltd.

Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

2. Significant Accounting Policies (continued)

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized in profit or loss over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of five years on a straight-line basis from the time at which the asset became available for use.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Global Macro Research revenues are recognized when services have been rendered.

Professional service fees and other revenues are recognized when services are performed and ultimate collection is reasonably assured.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the consolidated statement of financial condition date, whereas income and expenses are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

These consolidated financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the consolidated statement of financial condition date. Income and expenses, including gains and losses on foreign exchange translation, are translated at average exchange rates for the year. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties and accounts payable, remuneration and accrued expenses. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

SHARE-BASED PAYMENT TRANSACTIONS

For equity-settled share-based payments, expense is based on the fair value of the awards granted, excluding the impacting of any non-market service and performance conditions. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awarded that do meet the related service and non-market performed conditions at the vesting date.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. None, except for the ones listed below, of these are expected to have an impact on the consolidated financial statements of the Company.

Pavilion Global Markets Ltd.

Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)

December 31, 2016 and December 31, 2015

2.   Significant Accounting Policies (continued)

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements of FASB Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* and most industry-specific guidance throughout the ASC, resulting in the creation of FASB ASC Topic 606, *Revenue from Contracts with Customers*. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This ASU provides alternative methods of adoption. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations* ("ASU 2016-08"). ASU 2016-08 clarifies the provisions of principal versus agent implementation. ASU 2016-08 requires entities to determine whether they are a principal or agent for each distinct good or service they provide to customers. The new standard also clarifies the assessment necessary to determine whether the entity is acting as a principal or agent based on contract and customer. For a public entity, the amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, *Balance Sheet Classification of Deferred Taxes* ("ASU 2015-17"). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in a classified statement of financial condition. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. The Company does not expect the impact of adopting this ASU to be material to the Company's consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"). ASU 2016-02 establishes a comprehensive new lease accounting model. The new standard clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The new standard is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The new standard requires a modified retrospective transition for capital or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of initial application. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"). ASU 2016-09 establishes new classification for excess tax benefits and deficiencies relating to share-based payments. In addition, the new pronouncement allows for the option of estimating awards expected to vest or accounting for forfeitures when they occur. Cash paid by employers when withholding shares for tax withholding purposes will now be classified as a financing activity. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

On April 14, 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*, which clarifies two aspects of the guidance on identifying performance obligations and the licensing implementation guidance while maintaining the principles in those areas. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

On May 9, 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients*. The relevant amendments in this ASU affect only the following aspects of Topic 606: (1) collectability criterion in Step 1; (2) presentation of sales taxes collected from customers in the transaction price; (3) non-cash consideration; and (4) Contract modifications at transition. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. This ASU amends the Board's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit losses model) that is based on an expected losses model rather than an incurred losses model. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of impairment models that entities use to account for debt instruments. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

Pavilion Global Markets Ltd.
Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

2. Significant Accounting Policies (continued)

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. The amendments in this update provide guidance on eight specific cash flow issues. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Restricted Cash*, which clarifies guidance and presentation related to restricted cash in the statement of cash flows, including stating that restricted cash should be included within cash and cash equivalents on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted, and is to be applied retrospectively. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

3. Adoption of Accounting Policies

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The standard will be effective for annual periods after December 15, 2016 and for annual periods and interim periods thereafter. This standard does not have any impact on current disclosures in the Company's consolidated financial statements.

4. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $1,178,506 (2015 - $489,607) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

5. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both client and principal transactions. A call loan facility has been established with a Canadian Schedule 1 chartered bank to a maximum amount of CAD $4,000,000 (2015 - CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2016 (2015 - nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2016	2015
Due from clients	$ 6,336,187	$ 9,188,465
Due from brokers	$ 2,470,254	$ 823,530
Due to clients	$ 2,470,254	$ 823,530
Due to brokers	$ 6,336,187	$ 9,188,465

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

7. Financial Instruments Owned

	2016	2015
Canadian federal bonds	$ 279,517	$ 282,257
Corporate bonds	69,590	121,361
	$ 349,107	$ 403,618

Pavilion Global Markets Ltd.

Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

8. Fixed Assets

			2016
	Cost	Accumulated amortization	Net
Technology equipment	$ 36,683	$ 26,099	$ 10,584
Furniture and fixtures	259,305	178,703	80,602
Leasehold improvements	1,294,465	590,050	704,415
	$ 1,590,453	$ 794,852	$ 795,601

			2015
	Cost	Accumulated amortization	Net
Technology equipment	$ 44,245	$ 26,035	$ 18,210
Furniture and fixtures	250,790	155,414	95,376
Leasehold improvements	1,251,953	470,973	780,980
	$ 1,546,988	$ 652,422	$ 894,566

9. Intangible Assets

			2016
	Cost	Accumulated amortization	Net
Software platforms	$ 548,481	$ 350,858	$ 197,623

			2015
	Cost	Accumulated amortization	Net
Software platforms	$ 531,919	$ 240,803	$ 291,116

10. Related Party Transactions

The balances due from the ultimate parent company and a company under common control and due to a company under common control have arisen from services provided net of expenses paid on behalf of the Company and from share-based compensation. All balances with related parties are non-interest bearing and are due upon demand.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary Brockhouse Cooper Consulting Services Ltd.:

	2016	2015
Total assets	$ 100	$ 100
Total liabilities	-	-
Net stockholder's equity	100	100

Pavilion Global Markets Ltd.
Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive income.

In managing its capital, the Company's primary objectives are as follows:
- Exceed the Company's minimum regulatory capital as required by IIROC and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous year.

During the year ended December 31, 2016, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of USD $250,000) and certain minimum ratios.

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset categories	Level 1	Level 2	Level 3	Total
December 31, 2016				
Cash and cash equivalents	$ -	$ 12,199,315	$ -	$ 12,199,315
Financial instruments owned	-	349,107	-	349,107
	$ -	$ 12,548,422	$ -	$ 12,548,422
December 31, 2015				
Cash and cash equivalents	$ -	$ 11,418,576	$ -	$ 11,418,576
Financial instruments owned	-	403,618	-	403,618
	$ -	$ 11,822,194	$ -	$ 11,822,194

There were no significant transfers between Level 1 and 2 in the year. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2016 and 2015.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and cash segregated under regulations of the SEC, amounts due from clients and brokers, debt security issuers, accounts receivables and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

Pavilion Global Markets Ltd.
Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)
December 31, 2016 and December 31, 2015

13. Financial Instruments and Risk Management (continued)

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the consolidated statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2016, in addition to those disclosed in Note 14. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

	Carrying amount	Contractual term
Accounts payable and accrued charges		
December 31, 2016	$ 3,015,405	Within twelve months
December 31, 2015	$ 2,948,649	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There have been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous year.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and cash equivalent and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $5,881,000 (2015 - CAD $9,516,000) worth of foreign currencies at year-end.

Pavilion Global Markets Ltd.

Notes to Consolidated Statement of Financial Condition (continued)
(Expressed in U.S. dollars)

December 31, 2016 and December 31, 2015

14. Commitments

The Company leases its head office premises, which terminate in October 2023, a satellite premise, which terminates in July 2017, and its disaster recovery premises through the ultimate parent company, which terminates in March 2019 under non-cancellable operating lease arrangements. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended December 31,

2017	$ 361,457
2018	351,053
2019	363,077
2020	354,767
2021	354,767
and thereafter	650,405
	$ 2,435,526

Rent expense for 2016 aggregated to $739,043 (2015 - $737,488).

During the year, the ultimate parent company obtained a credit facility from a Canadian bank. To secure the credit facility an investment property pledge agreement was signed by the parent company of Pavilion Global Markets Ltd. pledging all securities of the Company. The Canadian bank acknowledged that in an event of default the pledged shares may not be transferred and it could not cause a change of control or exercise managerial control without the approval of IIROC, FINRA or the SEC; or such other securities or regulatory authorities as may be required under applicable securities laws or stock exchange rules applicable to the Company or any of its subsidiaries.

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had regulatory net capital of $8,861,201 (2015 - $9,385,461), which was $8,042,167 (2015 - $8,452,386) in excess of its required regulatory net capital of $819,034 (2015 - $933,075). The Company's regulatory net capital ratio was 1.39 to 1 (2015 - 1.49 to 1).

16. Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2016 and through to February 23, 2017, which is the date the consolidated financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the consolidated financial statements.